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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                  Commission File Number 0-23356

                  Cusip Number 02368E101

         (Check one):
           Form 10-K and Form 10-KSB
           Form 11-K
           Form 20-F
         X Form 10-Q and Form 10-QSB
           Form N-SAR

           For period ended April 30, 2001

    Transition Report on Form 10-K and Form 10-KSB
    Transition Report on Form 20-F
    Transition Report on Form 11-K
    Transition Report on Form 10-Q and Form 10-QSB
    Transition Report on Form N-SAR

    For the transition period ended ____________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____
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                                    P A R T I

                             REGISTRANT INFORMATION

         Full name of registrant American Absorbents Natural Products, Inc.

         Former name if applicable N/A.

         Address of principal executive offices (Street and Number): 12859 Snow Mountain Pine Lane, Hines, Oregon 97738


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                                   P A R T II

                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       X (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   P A R T III

                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Financial statement information is not yet available and /or completed that is necessary for inclusion in the quarterly Form 10-QSB of American Absorbents Natural Products, Inc.



                                   P A R T IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  David C.Scott, President------------------512-----------------657-1906
   (Name)                                  (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of The Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      X  Yes     No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes   X  No

         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                   AMERICAN ABSORBENTS NATURAL PRODUCTS, INC.
                  (Name of Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date   5/14/01                     By      /s/David C. Scott
      --------------------------       -------------------------------------
                                     David C. Scott, President

         Instruction. The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. This form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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